Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 11 DATED DECEMBER 30, 2014
TO THE PROSPECTUS DATED OCTOBER 2, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 2, 2014, Supplement No. 6 dated November 19, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 7 dated December 5, 2014, Supplement No. 8 dated December 15, 2014, Supplement No. 9 dated December 18, 2014, and Supplement No. 10 dated December 19, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	recent real property investments and debt.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of December 26, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 24.6 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $244.6 million (including shares issued pursuant to our distribution reinvestment plan). As of December 26, 2014, approximately 275.4 million shares of our common stock remained available for sale in the offering for approximately $2.7 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of December 26, 2014, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 23 properties, located in 15 states, consisting of approximately 7.2 million gross rentable square feet of corporate office and industrial space. We acquired three properties, listed below, between December 1, 2014 and December 26, 2014, which were acquired through the use of proceeds from our initial public offering and borrowings under the revolving credit facility.

Property Description	Tenant Industry	Number of Tenants	Tenants	Rentable Square Feet	Purchase Price
Avnet — San Antonio, TX	Electronics and Appliances	1	Avnet, Inc.	58,000	$12,750,000
DuPont — Johnston, IA	Agriculture	1	E.I. DuPont de Nemours and Company	184,288	$37,875,000
Procter & Gamble — Union, OH	Manufacturing	1	The Procter & Gamble Distributing LLC	1,791,246	$85,692,347
				2,033,534	$136,317,347

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 109 of the prospectus, as supplemented to date.
Real Property Investments
As of December 26, 2014, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 23 properties, located in 15 states, consisting of approximately 7.2 million gross rentable square feet of corporate office and industrial space. We acquired three properties, listed below, between December 1, 2014 and December 26, 2014, which were acquired through the use of proceeds from our initial public offering and borrowings under the revolving credit facility.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Due to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Avnet — San Antonio, TX	December 19, 2014	2014	$12,750,000	$255,000	6.57%	7.20%	100%
DuPont — Johnston, IA	December 19, 2014	2014	$37,875,000	$757,500	6.70%	6.86%	100%
Procter & Gamble — Union, OH	December 23, 2014	2014	$85,692,347	$1,713,847	6.94%	7.44%	100%
			$136,317,347	$2,726,347

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees due to sponsor are payments we expect to make to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees due to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 79 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees due to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees due to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenant at each property listed above:

Property	Major Tenant (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)		Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Avnet — San Antonio, TX	Avnet, Inc.	58,000	100%	1/5 yr.	$838,100	(5)	$14.45	12/19/2014	–	11/30/2024
DuPont — Johnston, IA	E.I. DuPont de Nemours and Company	184,288	100%	—	$2,538,250		$13.77	12/19/2014	–	12/31/2015
					$2,576,324		$13.98	1/1/2016	–	12/31/2020
					$2,627,850		$14.26	1/1/2021	–	11/30/2026
Procter & Gamble — Union, OH	The Procter & Gamble Distributing LLC	1,791,246	100%	3/5 yr.	$5,949,617	(6)	$3.32	12/23/2014	–	10/31/2024

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)
Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.
(5) The annual base rent under the lease increases annually by approximately 2.0% of the then-current annual base rent.
(6) The annual base rent under the lease increases annually by approximately 1.5% of the then-current annual base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of December 26, 2014 for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	—	—	—	—%
2022	—	—	—	—%
2023	4	1,061,748	8,828,842	18%
2024	8	3,308,501	12,779,552	26%
Thereafter	11	2,780,184	27,602,756	56%
	23	7,150,433	$49,211,150	100%

Depreciable Tax Basis
For federal income tax purposes, the preliminary depreciable basis in the three properties described in this prospectus supplement is approximately $111.8 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method, mid-month convention for 40-year property and a straight-line method, half-year convention for all other property. We currently have no plans for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties is estimated, as of December 26, 2014, as follows:

Property	Depreciable Tax Basis
Avnet — San Antonio, TX	$10,455,000
DuPont — Johnston, IA	31,057,500
Procter & Gamble — Union, OH	70,267,725
$111,780,225
Debt
Revolving Credit Facility
As of December 26, 2014, the Borrowing Base under the Amended Credit Facility based on the underlying collateral pool for qualified properties was approximately $384.4 million and the amount outstanding under the Amended Credit Facility was $365.8 million.

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CCIT2-SUP-11B